NOTICE

Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.

On Saturday February 18, 2006, the web article set forth below was published in WorldNetDaily.com. The article is to a great extent the republication of an article published in WorldNetDaily.com on September 21, 2005.

The article below refers to and quotes an interview with Zion Oil's founder and chairman, Mr. John Brown, and notes that Zion Oil recently filed for an initial public offering. The article may give the impression that the interview with Mr. Brown took place in the context of and shortly before publication of the article on February 18, 2006 and shortly after the filing of the referenced initial public offering on January 25, 2006, and that the information in the article refers to the current status of Zion Oil's operations.

For purposes of clarification, it should be noted that Mr. Brown's interview was given in mid-September 2005 in connection with the article published on September 21, 2005 and information referenced in the article below reflects in many instances the status of operations in September 2005 and not currently or at the time of the filing of Zion's registration statement in late January 2006.

Specifically, the references at the end of the second paragraph in the article below concerning company expectations in the "very near future", references in the third paragraph to a drilling rig on location at Kibbutz Ma'anit, references in the fifth paragraph to limitations on Mr. Brown's and company employees' ability to talk to the media due to "several pending contacts", reference in the 17th paragraph indicating that Zion is currently conducting tests with a second well, references in the 16th and 18th paragraphs to the potential of deeper prospects and reefal prospects, are either not current or not fully accurate.

For an accurate description of the current status of Zion's activities and the nature of its properties and additional prospects thereon, as well as its current plans for future operations, see pages 11-18 and 62-68 of Zion's registration statement as filed with the SEC and available by visiting EDGAR on the SEC website at www.sec.gov or from the company as noted in the opening paragraph above.

WorldNetDaily.com is a media company in the business of publishing written communications. It is wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas made no payment and gave no consideration to WorldNetDaily.com in connection with the publication of either the article below or the September 21, 2005 article.

This is a WorldNetDaily printer-friendly version of the article which follows.
To view this item online, visit http://www.worldnetdaily.com/news/article.asp?ARTICLE_ID=48881

Saturday, February 18, 2006

FROM WND'S JERUSALEM BUREAU
Will Bible lead to oil reserve under Israel?
Company using verses to map out drill sites in Holy Land

Posted: February 18, 2006
1:00 a.m. Eastern

By Aaron Klein

(C) 2006 WorldNetDaily.com

JERUSALEM - Does Israel have beneath its surface an enormous oil reserve mapped out in the Old Testament that when found will immediately change the geopolitical structure of the Middle East and confirm the validity of the Bible to people around the world?

So believe the officers of Zion Oil, a company using updated scientific methods alongside biblical text to explore for oil north of Tel Aviv. The company, which recently filed for an initial public offering on the American Stock Exchange, says it is making headway - including locating areas conducive to oil storage - and expects interesting finds in the very near future.

"The Bible spells out where the oil is," Zion Oil's founder and chairman, John Brown, recently told WND outside his drilling rig at Kibbutz Ma'anit off a highway between Haifa and Tel Aviv.

"It's very specific," Brown said. "Now we're here to find it, and I know that when we do, the Scriptures will come alive for everyone who hears about it. And Israel will have enough oil not to worry about all the implications of the Arab states using their oil to threaten and gain power."

Brown and other Zion Oil employees are barred from talking to the media due to several pending contracts, but the company released on its website details of its progress toward possibly striking oil in the Holy Land.

Last year, as WND reported, Zion began drilling at its Kibutz Ma'anit site after Israel granted the company a license that includes 95,800 acres in the area Brown believes contains oil. Brown says he used a strategy explained to him by James Spillman, an evangelical minister and Bible scholar who lectured at his local church, to determine exactly where on the biblical map the oil might be.

Brown, speaking to WND in September, referred to several biblical passages he says he is certain indicate where to find petroleum. He stressed that two passages, detailing God's blessings to each of biblical patriarch Jacob's 12 sons, are very specific:

  "Let Asher be blessed ... and let him dip his foot in oil." - Deuteronomy 33:24

  "Joseph is a fruitful bough by a well ... blessings of heaven above, blessings of the deep that couches beneath shall be on the head of Joseph, and on the crown of the head." - Genesis 49: 22-26

Brown also pointed to other verses, such as the continuation of Joseph's blessing in Deuteronomy 33: "For the deep that couches beneath ... and for the chief things of the ancient mountains, and for the precious things of primordial hills, and for the precious things of the earth."

The Twelve Tribes were each given a section of Israel as inheritance, Brown explains.

Mapping the tribes' biblical territory indeed shows that Asher's area resembles a giant foot "dipped" into the top, or "crown" area, of the land of Joseph's son, Manasseh.

"The oil is there, where Joseph's head is met by Asher's foot," Brown previously told WND, explaining Kibbutz Ma'anit falls within the range.

Another company drilled prior to Zion in Ma'anit through several earth layers to a depth of 7,600 feet, past the Jurassic crest, but did not permeate any reefs containing petroleum and reportedly had to suspend operations due to lack of funds.

Geologists told Zion Oil the Jurassic area beneath the drilling site consisted of closely packed limestone that was not porous enough to store vast sums of oil.

So Zion, backed by cash from private Jewish and Christian investors, set up shop and dug past the Jurassic zone, drilling to about 15,000 feet to the deep Triassic layers, where tests indicate nine rock intervals may contain oil.

Brown said the company, as well as independent contractors, conducted seismic and geologic studies that found the drill area contains signs of hydrocarbons evidencing likely oil and rock intervals deep in the ground conducive to petroleum storage.

The company also says studies indicate a large structural feature perhaps 5,000-10,000 feet deeper than the current drilling zone may contain a formation that has enough oil to make Israel a world-class producer.

Drilling at Ma'anit currently is suspended while the company conducts tests with a second well in the area that reportedly can reach deep zones faster.

Zion says it has plans to drill at another site within its license area, dubbed the "Joseph 1," under which geological testing reportedly indicates a large reef structure conducive to storing oil.

And Zion this past August was awarded another license by Israel to drill within an additional 121,000 acres adjacent to the Joseph site. The company believes the new license area, which they have dubbed the Asher Zone, lies directly on the crown of the head of Joseph and under the foot of Asher spelled out in the Bible, according to maps of Israel's ancient tribal boundaries.

Zion Oil's website says in 2006 the company plans to continue drilling at the Ma'anit site and eventually expand to the Asher Zone, expecting continuous oil and gas exploration in the area over the next few years.

Brown previously told WND he hopes his company enhances Israel's international position.

"You have these Arab states that threaten boycotts and throw their oil weight around to get countries to pressure Israel," he said. "Imagine if Israel becomes a huge oil producer. There will be no more placating anyone since they have the oil."

Brown continued: "Of course there are the giant biblical implications. This will get people thinking about God and realizing His word is the truth."

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Aaron Klein is WorldNetDaily's Jerusalem bureau chief, whose past interview subjects have included Yasser Arafat, Ehud Barak, Mahmoud al-Zahar and leaders of the Taliban.